EXHIBIT 99.1

Westport Fuel Systems Reports Third Quarter 2019 Financial Results

                ~ Net income from continuing operations of $4.9 million and Adjusted EBITDA of $9.4 million  due to revenue growth and operating cost reductions ~

VANCOUVER, British Columbia, Nov. 07, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) reported financial results for the third quarter ended September 30, 2019 and provided an update on our business. All figures are in U.S. dollars unless otherwise stated.

“Our Q3 results demonstrate our continued progress to transform the company into a profitable and sustainable organization,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Q3 marks the third consecutive quarter of positive EBITDA, and the sixth consecutive quarter of positive adjusted EBITDA. These results are evidence of the continued growth in global demand for our clean fuel systems.  Our customers are deploying our products and technologies to deliver clean, cost-effective transportation solutions in markets around the world and they’re helping to save money and to save the environment, all while keeping us moving.”

Highlights

  Driven by growth in Westport HPDI 2.0TM sales and continued strength in the independent aftermarket and light duty OEM businesses, Transportation revenue increased by 15% to $75.4 million from $65.5 million in the third quarter of 2018;
  Q3 2019 net income from continuing operations improved by $17 million to $4.9 million compared to a net loss from continuing operations of $12.1 million for the same quarter a year prior;
  Q3 2019 EBITDA of $11.7 million was our third consecutive quarter of positive EBITDA and compared to negative $3.0 million in Q3 2018;
  Q3 2019 Adjusted EBITDA of $9.4 million was our sixth consecutive quarter of positive adjusted EBITDA and compared to $4.3 million in Q3 2018;
  Company share of CWI net income of $5.4 million in Q3 2019 compared to $5.8 million in Q2 2019 and $7.7 million in Q3 2018, reflects lower Q3 2019 sales and unfavourable warranty adjustments.
  Positive cash flow from operations before working capital changes of $3.5 million compared to a use of cash of $11.6 million in the prior year quarter;

Q3 2019 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
($ in millions, except per share amounts)	Three Months Ended September 30,		Change Better / (Worse)	Nine Months Ended September 30,		Change Better / (Worse)
	2019	2018		2019	2018
Consolidated Revenues	$75.4	$65.5	15%	$231.0	$209.8	10%
Consolidated Gross Margin	17.9	15.6	15%	54.4	52.0	5%
Consolidated Gross Margin %	24%	24%	—	24%	25%	—
Consolidated Operating Expenses	19.2	30.6	37%	70.3	89.7	22%
Income from Unconsolidated Joint Ventures	5.4	7.7	(30)%	19.9	17.0	17%
Net income (loss) from Continuing Operations	$4.9	$(12.1)	140%	$(0.5)	$(30.4)	98%
Net income (loss) per Share from Continuing Operations	$0.04	$(0.09)	144%	$—	$(0.23)	100%
EBITDA (1)	$11.7	$(3.0)	490%	$19.9	$(8.2)	343%
Adjusted EBITDA (1)	$9.4	$4.3	119%	$24.8	$9.4	164%

(1) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for the quarter ended September 30, 2019 increased by $9.9 million to $75.4 million, or 15% over the same period last year. Revenues from our independent aftermarket business were lower by 4% compared to the prior year quarter, but comparable in Euro terms. Q3 2019 OEM revenues increased by $11.8 million, or 64%, over the prior year quarter. HPDI product sales and development revenues were the primary driver for the OEM increase.
  Consolidated gross margin for the quarter ended September 30, 2019 increased by $2.3 million to $17.9 million over the same period last year, primarily driven by higher revenue during the current quarter. Downward pressure on margins is expected in Q4 and through much of 2020 as launch costs and volume related price discounts are only partially offset by material cost reductions.
  Consolidated operating expenses for the quarter ended September 30, 2019 decreased by $11.4 million, or 37%, over the same period last year, to $19.2 million.  Decreases were realized in general and administration expenses, research and development expenses, depreciation expense and foreign exchange. The $7.6 million decrease in general and administration expense was mainly due to a reduction in legal and advisory costs for the SEC investigation of $3.5 million, lower professional and consulting fees, and reduced headcount. The $2.2 million decrease in research and development expenses was due to funded customer development programs and a reduction of headcount. During the quarter ended September 30, 2019, a foreign exchange loss of $0.8 million was recognized as compared to a foreign exchange loss of $2.2 million in the same period last year.
  Income from unconsolidated joint ventures for the quarter ended September 30, 2019 decreased by $2.3 million over the same period last year. This decrease is largely due to lower sales and unfavourable warranty adjustments in the current quarter versus a positive adjustment in the prior year quarter in the CWI joint venture.
  During the quarter ended September 30, 2019, the Company settled a $3.9 million payable related to the residual balance of government contributions received between 2003 and 2006 in connection with HPDI technology development.  A final payment of $0.6 million was made in the current quarter and all further repayment obligations were terminated; the prior year contributions no longer repayable, amounting to $3.3 million, were credited to other income during the current period.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended September 30,		Change Better / (Worse)	Nine Months Ended September 30,		Change Better / (Worse)
($ in millions, except unit amounts)	2019	2018		2019	2018
Units	1,740	2,090	(17)%	5,476	5,031	9%
Revenue	$83.1	$86.2	(4)%	$259.3	$225.3	15%
Gross Margin	22.7	27.3	(17)%	75.8	70.0	8%
Gross Margin %	27%	32%	—	29%	31%	—
Operating Expenses	9.6	6.8	(41)%	27.4	26.3	(4)%
Segment Operating Income	$13.1	$20.5	(37)%	$48.3	$43.7	11%
Westport Fuel Systems 50% Interest	5.4	7.7	(30)%	19.8	17.0	17%
  CWI revenue for the quarter ended September 30, 2019 decreased by $3.1 million to $83.1 million, or 4% over the same period last year.
  CWI gross margin decreased by $4.6 million to $22.7 million, or 27% of revenue from $27.3 million or 32% of revenue in the prior year quarter. The decrease in gross margin and gross margin percentage is driven by lower revenues, and a negative warranty adjustment of $3.8 million for the three months ended September 30, 2019 compared to a $0.6 million positive warranty adjustment for the three months ended September 30, 2018.
  CWI operating income for the quarter ended September 30, 2019 decreased by $7.4 million to $13.1 million, or 37% over the same period last year. Westport Fuel Systems' share of CWI's equity interest for the quarter ended September 30, 2019 decreased by $2.3 million to $5.4 million from $7.7 million in same period last year. This reduction is primarily due to decreased revenue and gross margins in the current quarter and from favourable warranty adjustments in the prior year quarter.

Guidance

Based on strong year to date results, Westport Fuel Systems full year revenue guidance is being revised to between $295 and $305 million.

Key Priorities

Our key strategic priorities for 2019 are:

  Sustain growth of our light-duty and medium-duty business through both the aftermarket and OEM channels.
  Ensure the successful commercial launch of Westport HPDI 2.0™ in China to drive volume growth that enables further cost reductions and margin improvement.
  Secure additional OEM customers for Westport HPDI 2.0™ in key market geographies.
  Continued focus on cost reduction to better align with revenues and to improve cash flow.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term EBITDA and Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19
Three months ended
Net income (loss) from continuing operations	$(12.1)	$(10.4)	$(3.0)	$(2.3)	$4.9

Income tax expense	2.6	(1.5)	1.1	0.9	0.8
Interest Expense, net	2.3	2.6	1.8	1.4	1.8
Depreciation and amortization	4.2	4.0	4.3	4.0	4.2
EBITDA	(3.0)	(5.3)	4.2	4.0	11.7

Stock based compensation	0.6	0.7	0.4	0.3	0.3
Unrealized foreign exchange (gain) loss	2.2	1.6	0.1	(0.7)	0.7
Restructuring, termination and other exit costs	—	—	0.8	—	—
Asset impairment	—	0.6	—	—	—
Costs associated with SEC investigation	3.5	3.1	1.8	4.5	—
Other	1.0	(0.5)	—	—	(3.3)
Adjusted EBITDA	$4.3	$0.2	$7.3	$8.1	$9.4

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

Included in this press release are an unaudited condensed consolidated interim balance sheet and statement of operations and comprehensive loss. To view Westport Fuel Systems full financials for the third quarter ended September 30, 2019, please visit www.wfsinc.com/investors/financials.

CONFERENCE CALL PRESENTATION

The company is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the third quarter ended September 30, 2019.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, November 7, 2019 at 5:30 pm Eastern Time to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-855-327-6838 (Canada & USA toll-free) or 1-604-235-2082. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 3774. The replay will be available until November 14, 2019. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future growth of, and key strategic priorities for, Westport Fuel System's business, market demand for Westport Fuel Systems' products, commercial launch of Westport HPDI 2.0TM in China, future volume growth and cost reductions and additions of new OEM customers along with statements regarding revenue, Adjusted EBITDA and cash flow expectations, continued research and development investment, the demand for our products, cash and capital requirements  as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in research and development expenses, CWI performance, our ability to secure new customers, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) September 30, 2019 and December 31, 2018

	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$37,406	$61,119
Accounts receivable	69,132	57,118
Inventories	48,936	46,011
Prepaid expenses	6,372	4,835
Total current assets	161,846	169,083
Long-term investments	11,031	8,818
Property, plant and equipment	58,247	63,431
Operating lease right-of-use assets	17,931	—
Intangible assets	14,065	16,829
Deferred income tax assets	284	1,664
Goodwill	3,182	3,170
Other long-term assets	5,642	6,933
Total assets	$272,228	$269,928
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$87,007	$85,429
Current portion of operating lease liabilities	4,244	—
Current portion of long-term debt	9,514	10,327
Current portion of long-term royalty payable	5,936	6,091
Current portion of warranty liability	3,170	2,800
Total current liabilities	109,871	104,647
Long-term operating lease liabilities	13,687	—
Long-term debt	35,429	44,983
Long-term royalty payable	11,477	14,844
Warranty liability	3,039	2,141
Deferred income tax liabilities	4,858	5,521
Other long-term liabilities	6,350	7,116
Total liabilities	184,711	179,252
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
133,663,774 (2018 - 133,380,899) common shares	1,088,024	1,087,068
Other equity instruments	12,979	12,948
Additional paid in capital	10,079	10,079
Accumulated deficit	(998,971)	(998,361)
Accumulated other comprehensive loss	(24,594)	(21,058)
Total shareholders' equity	87,517	90,676
Total liabilities and shareholders' equity	$272,228	$269,928
Commitments and contingencies

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue	$75,403	$65,524	$231,013	$209,845
Cost of revenue and expenses:
Cost of revenue	57,494	49,918	176,621	157,859
Research and development	5,633	7,817	19,341	23,841
General and administrative	7,191	14,767	31,874	39,304
Sales and marketing	3,862	3,605	11,963	11,514
Restructuring costs	—	—	825	808
Foreign exchange loss	787	2,223	141	7,422
Depreciation and amortization	1,707	2,133	6,161	6,707
Loss on sale of investment and assets	—	36	—	95
	76,674	80,499	246,926	247,550
Loss from operations	(1,271)	(14,975)	(15,913)	(37,705)

Income from investments accounted for by the equity method	5,400	7,696	19,940	16,960
Interest on long-term debt and accretion on royalty payable	(1,765)	(2,697)	(5,467)	(6,818)
Interest and other income (note 11)	3,361	442	3,830	744
Income (loss) before income taxes	5,725	(9,534)	2,390	(26,819)
Income tax expense	820	2,566	2,842	3,569
Net income (loss) from continuing operations	4,905	(12,100)	(452)	(30,388)
Net income (loss) from discontinued operations	82	8,971	(158)	8,100
Net income (loss) for the period	4,987	(3,129)	(610)	(22,288)
Other comprehensive loss:
Cumulative translation adjustment	(4,289)	1,612	(3,536)	(1,264)
Comprehensive income (loss)	$698	$(1,517)	$(4,146)	$(23,552)

Income (loss) per share:
From continuing operations - basic and diluted	$0.04	$(0.09)	$(0.00)	$(0.23)
From discontinued operations - basic and diluted	0.00	0.07	(0.00)	0.06
Net income (loss) per share - basic and diluted	$0.04	$(0.02)	$(0.00)	$(0.17)
Weighted average common shares outstanding:
Basic and diluted	133,743,506	132,178,685	133,598,944	132,128,066